Ballard Power Systems Inc.

News Release

Ballard ClearGen™ Fuel Cell System to Operate Using Biomass-Generated Hydrogen in California
Renewable energy system to provide power and heat to Blue Lake Rancheria Tribe facilities

For Immediate Release – February 27, 2013
VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the sale of a 175 kilowatt ClearGen™ distributed generation fuel cell system to the Blue Lake Rancheria Tribe of Humboldt County, California. The fuel cell system will be integrated with a biomass gasifier and syngas purification unit to form an integrated biomass-to-fuel cell power solution. The system will be the first of its kind, with the potential to double the efficiency of biomass-to-power generation.
“The Blue Lake Rancheria Tribe is committed to renewable power to reduce greenhouse gas emissions and increase the energy efficiency of our facilities,” said Arla Ramsey, the Tribe’s vice chairperson. “Biomass-to-fuel cell power is an excellent match for our community and our region, and we see tremendous potential for deployments beyond our own facilities.”
The system will convert locally-grown timber by-product feedstock into hydrogen-rich syngas, using pyrolysis gasification technology. This syngas will then be purified, resulting in a high quality hydrogen stream, which will be used to power the ClearGen™ fuel cell system. The plant will provide base load power for the Tribe’s commercial enterprises and by-product heat will be used to warm the swimming pool in an adjacent hotel.
Blue Lake Rancheria Tribe will integrate the ClearGen™ system, biomass gasifier and fuel purification unit with support from the Schatz Energy Research Center (SERC), a research and teaching center affiliated with Humboldt State University’s Environmental Resources Engineering program.
“Using biomass to produce hydrogen is an important enabler for distributed generation applications,” said Larry Stapleton, Vice President of Sales. “This initial installation will demonstrate a renewable, high efficiency, low emission solution that is cost competitive today in communities relying on diesel generators.”
The project is supported by a proposed funding award to the Redwood Coast Energy Authority, a local-government joint powers agency, from the California Energy Commission’s Community Scale Renewable Energy Development, Deployment and Integration Program. That program focuses on technical solutions enabling communities to rely primarily on locally-available renewable resources to provide electricity at competitive rates.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product development activities and projected outcomes. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com